

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Darrel T. Anderson
Chief Executive Officer
IDACORP, Inc.
1221 W. Idaho Street
Boise, ID 83702

> **Re: IDACORP, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 001-14465**

Dear Mr. Anderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

8. Earnings Per Share, page 104

1.   We note that non- performance-based restricted awards under the 1994 Restricted Stock Plan entitle the recipients to dividends. Please tell us if these awards qualify as participating securities as defined in ASC 260-10-20. If so, please tell us what consideration you gave to presenting earnings per share under the two-class method. Please refer to ASC 260-10-45-60B.

11. Benefit Plans

Pension Plans, page 106

2.   We understand that the Society of Actuaries developed an update set of mortality
        assumptions presented in its RP-2014 Mortality Tables Report issued in October 2014.
        We also understand that the RP-2014 mortality tables represent the most current and
        complete benchmarks of U.S. private pension plan mortality experience. Please tell us
        what consideration you gave to changing the mortality table used to calculate the present
        value of pension and postretirement plan liabilities. If you did not adopt the new
        mortality assumptions, please tell us the mortality table used to calculate the present
        value of pension and postretirement plan liabilities and why you believe the mortality rate
        assumptions reflects the best estimate of expected mortality rates for your participant
        population. If you adopted the RP-2014 mortality tables, please tell us the impact on
        pension and postretirement plan liabilities.

3.   Please tell us your consideration of disclosing how you calculate the market related value
        of plan assets as that term is defined in ASC 715-30-20. Since there is an alternative to
        how you can calculate this item, and it has a direct effect on pension expense, we believe
        you should disclose how you determine this amount.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 or me at 202-551-3344 with any questions.

Sincerely,

/s/ Jason Niethamer for

William H. Thompson
Accounting Branch Chief

Cc: Brian R. Buckham
       Steven R. Keen